January 20, 2012

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re:	Northland Cable Properties Seven Limited Partnership
Amendment No. 1 to Schedule 13E-3 filed January 5, 2012 by Northland Cable
Properties Seven Limited Partnership et al.
File No. 005-83184

PRER filed on Schedule 14A filed January 5, 2012
File No. 001-16718

Dear Mr. Duchovny:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated January 12, 2012 (the “Comment Letter”) regarding the above-referenced amendment to the preliminary proxy statement (the “Proxy Statement”) and above referenced amendment to the Schedule 13E-3 (the “Schedule 13E-3”) filed by Northland Cable Properties Seven Limited Partnership (“NCP-Seven”) on January 5, 2012. The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Accompanying this letter is an amended Proxy Statement and Schedule 13E-3, marked to show changes from the Proxy Statement and Schedule 13E-3 as filed with the SEC on January 5, 2012. Page references in this letter refer to the corresponding pages in the amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

Fairness of the Proposed Transactions, page 8

Comment No. 1

We note your response to comment 10 in our letter dated December 27, 2011. However, your response does not provide us with the consideration you have given to disclosing whether the managing general partner, NCP-Seven, Northland Cable Television and Messrs. Whetzell and

January 20, 2012

Clark believe the terms of the going private series of transactions, including both the asset sales and the estimated liquidation distributions, are fair to NCP-Seven and its unaffiliated limited partners. Please advise or revise.

Response to Comment No. 1

In response to the Staff’s comment, NCP-Seven has revised the disclosure on pages 8 and 23 of the Proxy Statement to reflect that the managing general partner, Mr. Whetzell and Mr. Clark believe the terms of the Proposed Transactions, including both the asset sales and the estimated liquidation distributions, are fair to NCP-Seven and its unaffiliated limited partners. NCP-Seven advises the Staff that NCTI’s belief as to the fairness of the Proposed Transactions is limited to the proposed transaction pursuant to the NCTI Agreement because that is the only Schedule 13E-3 Transaction in which it was a party. Further, because the completion of the proposed transaction pursuant to the NCTI Agreement would not in and of itself lead to the liquidation of NCP-Seven, NCTI’s beliefs as to the fairness of the proposed transaction pursuant to the NCTI Agreement do not cover the estimated liquidation distributions to be received by the limited partners in connection with that proposed transaction.

Special Factors of the Proposed Transactions

Chronology of Events Leading Up to the Proposed Transactions, page 12

Comment No. 2

We note your response to comment 15 in our letter dated December 27, 2011. Please revise to disclose the substance of your response and describe the information you received between the submission of TruVista’s initial bid range and its final bid that caused TruVista to reduce its final bid for the Toccoa system below the initial range of $10.5 million to $12.0 million.

Response to Comment No. 2

In response to the Staff’s comment, NCP-Seven has added disclosure on page 15 of the Proxy Statement. NCP-Seven advises the Staff that TruVista Communications did not provide the managing general partner any additional details regarding the information it identified in its due diligence process that led to the reduction of its final bid for the Toccoa, Georgia system below its initial bid range.

Comment No. 3

Revise your disclosure in the preliminary proxy statement to reflect the substance of your response to prior comment 16.

January 20, 2012

Response to Comment No. 3

In response to the Staff’s comment, NCP-Seven has added disclosure on page 14 of the Proxy Statement.

Reasons for the Proposed Transactions, page 15

Comment No. 4

We note your response to comment 19 in our letter dated December 27, 2011. Please explain to us whether the factor referenced in our prior comment was considered by the filing persons or not. If it was considered, please tell us why you deleted the disclosure.

Response to Comment No. 4

NCP-Seven advises the Staff that it deleted the reference to the “company’s business, operations, properties and assets, financial condition, business strategy and prospects, the nature of the company’s industry, industry trends and economic and market conditions” as a factor considered by the managing general partner, Mr. Whetzell and Mr. Clark in reaching the conclusion to present the Proposed Transactions to NCP-Seven’s unaffiliated limited partners for approval because that factor is more appropriately reflected as risks considered by the managing general partner, Mr. Whetzell and Mr. Clark that would impact the value of the systems or the participation of the limited partners in future earnings or growth of NCP-Seven.

Risk Factors Pertaining to the Proposed Transactions, page 23

Comment No. 5

We note your response to comment 21 in our letter dated December 27, 2011: this section still does not appear after disclosure required by Items 7, 8 and 9 of Schedule 13E-3. Please revise.

Response to Comment No. 5

In response to the Staff’s comment, NCP-Seven moved the section entitled, “Special Factors of the Proposed Transactions – Risk Factors Pertaining to the Proposed Transactions” to page 37 of the Proxy Statement.

Comment No. 6

We note your response to comment 22 in our letter dated December 27, 2011; specifically your reference to the cost saving initiative of the managing general partner. Please revise your disclosure in the preliminary proxy statement to provide the substance of this response. We note your disclosure on page 23 that Duff & Phelps did not separately opine on the fairness of each of the Proposed Transactions due to the possibility that Duff & Phelps may have reached a different conclusion regarding the fairness of the transactions.

January 20, 2012

Response to Comment No. 6

In response to the Staff’s comment, NCP-Seven has added disclosure to page 38 of the Proxy Statement.

Fairness of the Proposed Transactions, page 28

Material Factors Underlying Belief as to Fairness, page 29

Comment No. 7

We note your response to comment 24 in our letter dated December 27, 2011. It is unclear to us how you have complied with the requirements of Item 1014(b) of Regulation M-A. We note the absence of any discussion of current or historical market prices and firm offers during the past two years, and an incomplete discussion of going concern value. Please advise. In addition, please provide disclosure responsive to Item 1014(d) and (e) of Regulation M-A. Apply this comment also to the fairness determination disclosure of NCTI.

Response to Comment No. 7

In response to the Staff’s Comment, NCP-Seven has revised the disclosure on pages 24 and 25 of the Proxy Statement.

Comment No. 8

Please refer to the bullet point captioned “Unsolicited offer for Units of limited partnership interest in NCP-Seven.” It is unclear how an offer to purchase units supports the fairness determination with respect to the sale of substantially all of your assets (pending resolution of comment 1 above). Apply this comment also to the fairness determination disclosure of NCTI.

January 20, 2012

Response to Comment No. 8

In response to the Staff’s Comment, NCP-Seven has revised the disclosure on pages 24 and 26 of the Proxy Statement. NCP-Seven further advises the staff that as disclosed on pages 24 and 26 of the Proxy Statement, the consummation of the Proposed Transactions together are in essence a liquidation of NCP-Seven. The managing general partner believes that neither the recent unsolicited offer made for the units of limited partnership interest nor the information regarding recent sales prices provided by the American Partnership Board amount to a reliable secondary market, but such prices do provide a relevant factor to consider when compared against the estimated liquidation distributions to limited partners in the event the Proposed Transactions are consummated.

Comment No. 9

We note your revised disclosure provided on page 30 in response to comment 27 in our letter dated December 27, 2011. Please revise to provide the basis for the conclusion reached by the managing general partner, and Messrs. Whetzell and Clark that the going concern value of NCP-Seven based on current operations and performance would yield a value less than the amount to be received by NCP-Seven assuming the Proposed Transactions close as contemplated. Apply this comment also to the fairness determination disclosure of NCTI.

Response to Comment No. 9

In response to the Staff’s Comment, NCP-Seven has revised the disclosure on pages 24-26 of the Proxy Statement.

Beliefs as to Fairness of NCTI, page 30

Comment No. 10

We note your disclosure in this section that appears to illustrate the basis for NCTI’s procedural fairness conclusions and which states that NCTI’s procedural fairness determination is “due in large part to . . . the process followed by the managing general partner in negotiating, deliberating and evaluating the Asset Purchase Agreements and Proposed Transactions.” This disclosure appears to contradict your response to comment 16 in our letter dated December 27, 2011 and the disclosure in the section entitled “Chronology of Events” on page 12. Please advise or revise.

January 20, 2012

Response to Comment 10

In response to the Staff’s Comment, NCP-Seven has revised the disclosure on page 25 to clarify the basis for NCTI’s procedural fairness conclusions.

Opinion of Duff & Phelps, page 31

Comment No. 11

We note your response to comment 30 in our letter dated December 27, 2011. Please revise your proxy statement disclosure to include the substance of your response explaining that Duff & Phelps is under no obligation to provide such notification to the limited partners of NCP-Seven.

Response to Comment No. 11

In response to the Staff’s Comment, NCP-Seven has revised the disclosure on page 29 of the Proxy Statement.

Comment No. 12

We note your response to comment 36 in our letter dated December 27, 2011; specifically, your reference to the discounted cash flow being the primary methodology used by Duff & Phelps that the managing general partner considered in its determination of fairness to the proposed transactions. Please include this disclosure in your proxy statement.

Response to Comment No. 12

In response to the Staff’s comment, NCP-Seven has added disclosure on page 24 of the Proxy Statement.

January 20, 2012

We note with thanks and approval the Staff’s extraordinary effort in providing NCP-Seven with the Comment Letter less than 10 days after the amendments to the Proxy Statement and the Schedule 13E-3 were filed. If you have any questions concerning the foregoing, please contact Georges H.G. Yates at (206) 359-3402 or Ryan Glant at (206) 359-6248.

Very truly yours,

/s/ Georges H.G. Yates
Georges H.G. Yates

Enclosures

cc:	Northland Cable Properties Seven Limited Partnership